Exhibit 99.1

FCA Confirms Discussions with Foxconn

Fiat Chrysler Automobiles N.V. (MTA: FCA / NYSE: FCAU, “FCA”) confirmed today that it is in discussions with Hon Hai Precision Ind. Co., Ltd. (Foxconn) regarding the potential creation of an equal joint venture to develop and manufacture in China new generation battery electric vehicles and engage in the IoV (Internet of Vehicles) business. The proposed cooperation, initially focused on the Chinese market, would enable the parties to bring together the capabilities of two established global leaders across the spectrum of automobile design, engineering and manufacturing and mobile software technology to focus on the growing battery electric vehicle market. The parties are in the process of signing a preliminary agreement which will govern further discussions aimed at reaching final binding agreements in the next few months. There is however no assurance that final binding agreements will be reached or will be reached in that timeframe.

London, 17 January 2020

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This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.